UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Document Capture Technologies, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

25614C108
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Basso Private Opportunities Holding Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             247,709

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             247,709

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,709

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Basso Multi-Strategy Holding Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             814,411

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             814,411

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             814,411

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.1%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Basso Capital Management, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Basso GP, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Howard I. Fischer

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Philip Platek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John Lepore

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Dwight Nelson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             979,620

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             979,620

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             979,620

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.99%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Document Capture Technologies, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2009, and amends and supplements the Schedule 13G originally filed on March 25, 2008, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Basso Private Opportunities Holding Fund Ltd. (“Private Opportunities Holding Fund”),

•	Basso Multi-Strategy Holding Fund Ltd. (“Multi-Strategy Holding Fund”),

•	Basso Capital Management, L.P. (“BCM”),

•	Basso GP, LLC (“Basso GP”),

•	Howard Fischer,

•	Philip Platek,

•	John Lepore and

•	Dwight Nelson.

BCM is the investment manager of Private Opportunities Holding and Multi-Strategy Holding Fund.  Basso GP is the general partner of BCM.  The controlling persons of Basso GP are Howard Fischer, Philip Platek, John Lepore and Dwight Nelson (each a “Controlling Person” and, collectively, the “Controlling Persons”).

 ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

Private Opportunities Holding Fund individually beneficially owns 247,709 shares of Common Stock, consisting of: (i) 165,209 shares of Common Stock, and (ii) warrants (“Warrants”) exercisable for 82,500 shares of Common Stock.

Multi-Strategy Holding Fund individually beneficially owns 814,411 shares of Common Stock, consisting of: (i) 588,732 shares of Common Stock, and (ii) Warrants exercisable for 225,679 shares of Common Stock, subject to the Ownership Limitation (as defined below).

BCM, as the investment manager of Private Opportunities Holding Fund and Multi-Strategy Holding Fund, is deemed to beneficially own the 979,620 shares of Common Stock beneficially owned by them (consisting of 753,941 shares of Common Stock and Warrants exercisable for 225,679 shares of Common Stock, subject to the Ownership Limitation).

Basso GP, as the general partner of BCM, is deemed to beneficially own the 979,620 shares of Common Stock beneficially owned by BCM.

Each Controlling Person, in his capacity as a controlling person of Basso GP, is deemed to beneficially own the 979,620 shares of Common Stock beneficially owned by Basso GP.

Collectively, the Reporting Persons beneficially own 979,620 shares of Common Stock.

(b)	Percent of Class:

Private Opportunities Holding Fund’s individual beneficial ownership of 247,709 shares of Common Stock represents 1.3% of all the outstanding shares of Common Stock.

Multi-Strategy Holding Fund’s individual beneficial ownership of 814,411 shares of Common Stock represents 4.1% of all the outstanding shares of Common Stock.

BCM’s, Basso GP’s and each Controlling Person’s beneficial ownership of 979,620 shares of Common Stock represents 4.99% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 979,620 shares of Common Stock representing 4.99% of all the outstanding shares of Common Stock.

In addition to the 753,941 shares of Common Stock beneficially owned by the Reporting Persons, (i) Multi-Strategy Holding Fund owns Warrants exercisable for 292,500 shares of Common Stock and (ii) Private Opportunities Holding Fund owns Warrants exercisable for 82,500 shares of Common Stock.  However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Warrants held by Multi-Strategy Holding Fund and Private Opportunities Holding Fund are exercisable are limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon exercise of the Warrants if such exercise would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Private Opportunities Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to vote or direct the vote of the 247,709 shares of Common Stock individually beneficially owned by Private Opportunities Holding Fund.

Multi-Strategy Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to vote or direct the vote of the 814,411 shares of Common Stock individually beneficially owned by Multi-Strategy Holding Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Private Opportunities Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to dispose or to direct the disposition of the 247,709 shares of Common Stock individually beneficially owned by Private Opportunities Holding Fund.

Multi-Strategy Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to dispose or to direct the disposition of the 814,411 shares of Common Stock individually beneficially owned by Multi-Strategy Holding Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 16, 2010

BASSO PRIVATE OPPORTUNITIES HOLDING FUND LTD.

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO CAPITAL MANAGEMENT, L.P. (“BCM”)

By: Basso GP, LLC

By: /s/ Howard Fischer
        Howard Fischer, as a member
        of Basso GP, LLC, as General Partner of BCM (the investment manager of
        Basso Private Opportunities Holding Fund Ltd. and of Basso Multi-
        Strategy Holding Fund Ltd.)

/s/ Howard Fischer
    Howard Fischer, individually and
    on behalf of Basso GP, LLC, as member

/s/ Philip Platek
    Philip Platek

/s/ John Lepore
    John Lepore

/s/ Dwight Nelson
    Dwight Nelson